**Gitennes Exploration Inc.**

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

06011630

March 1, 2006

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9, Room 3117
450 - 5th Street N.W.
Washington D.C.
USA 20549

RECEIVED

Dear Sir/Mesdames:

SUPPL

Re: Gitennes Exploration Inc.
File No: 82-4170
Rule 12g3-2(b)
Securities Exchange Act of 1934

Pursuant to subparagraph (ii) of paragraph (b)(1) of Rule 12g3-2, we are enclosing for your files one copy of each of the following;

- Our news release dated March 1, 2006

We trust you will find this in order.

**GITENNES EXPLORATION INC.**

PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

Linda Dezura
Administrative Assistant

:LD
Enclosure.

dlw 3/14

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

## GITENNES REPORTS HIGH ZINC, SILVER AT TITIMINA & TUCUMACHAY

**Vancouver, March 1, 2006: Gitennes Exploration Inc. (TSX-GIT)** is pleased to report on the results of recent chip sampling of zinc prospects on the Tucumachay and Titimina Properties in central Peru. Zinc mineralization is hosted in the same Pucara Group (Condorsinga Formation) limestone and dolomite that host gold mineralization elsewhere on the property. Mineralization is carbonate replacement type, occurring as pipes, lenses, mantos and veins within zones of fractured, dolomitized limestone adjacent to a regional contact. Barite is common, and "zebra-texture" banded barite-sphalerite mantos are observed in the Korimachay-Ushcumachay prospects. Numerous old workings and pits are present at most of the prospects, dating from pre-1980 small-scale (less than 100,000 tons) mining.

On the Tucumachay Option, five prospects have been examined, none have been previously drilled. All require detailed mapping and sampling.

| Showing | % Zinc | % Lead | Silver (g/t) | Silver (oz/Ton) | Sample Length (metres) |
|---|---|---|---|---|---|
| **Saturno** | 18.35 | 10.15 | 234 | 6.6 | 3 |
| | 28.30 | 2.56 | 116 | 3.4 | 6.5 |
| | 3.70 | 3.38 | 172 | 5.0 | 4.2 |
| | 17.98 | 1.47 | 359 | 10.5 | 15 |
| **Pamela** | 13.05 | 2.83 | 125 | 3.6 | 3.5 |
| **Ushcumachay** | - | - | 13.2 | 0.3 | 10.5 |
| | 25.70 | - | - | - | 1 |
| **Korimachay** | 3.15 | - | 12 | 0.3 | 6 |
| | 4.87 | - | 2.8 | - | 6 |
| | - | - | 155 | 4.5 | 5 |
| | 7.86 | - | 97 | 2.8 | 10 |
| **Delta Zinc** | 9.21 | - | 90.7 | 2.6 | 2 |
| | 7.93 | - | 99.0 | 2.9 | 2 |
| | 4.40 | - | 69.2 | 2.0 | 9 |
| | 4.80 | - | 96.7 | 2.8 | 13 |
| | > 30.0 | - | 692 | **20.2** | 1 |
| | 14.30 | 1.5 | 292 | 8.5 | 4 |
| | 13.60 | 0.2 | 104 | 3.0 | 10 |

The Saturno prospects are the only targets on the west flank of the regional anticline. They are located along a set of steeply-plunging folds. The western limb of one fold contains numerous pits, adits and showings over a 500 metre length, all confined to a 20 to 35-metre thick interval of dolomite. Other showings are at a similar stratigraphic position, though repeated by folding up to 200 metres further east. Mineralized lodes occur as pipes and bedding-parallel replacements. These initial samples are from old pit walls and surface showings, all samples are variably oxidized. The sample grading 17.98% zinc, 1.47% lead and 10.5 ounces per ton silver over 15 metres also grades 0.65 g/t gold.

Pamela, Ushcumachay, and Korimachay are on the eastern limb of the regional anticline and within a 2,500 metre-long panel of collapsed, faulted and variably dolomitized limestone. Zebra-textured barite - sphalerite units can be traced through distances of over 70 metres, accompanied by well-developed sparry dolomite and units of disseminated sphalerite in dolomite. All zones are variably oxidized, and several old dumps at Ushcumachay are notable for large blocks of secondary, very high grade (>20%) zinc mineralization. A 10 metre thick unit of dolomite breccia at Korimachay was traced for several hundred metres, and where sampled, returned 7.86% zinc and 2.8 oz/t silver. A prominent igneous dyke

and two remarkable stockwork zones of manganese vein breccias that are up to 40 metres wide and 600 metres long occur in this area; these features may be related to the mineralizing event.

Similarly, Delta Zinc is a zone of highly faulted and disrupted dolomite and dolomite breccia that has numerous zones of discolouration and mineralization over a minimum distance of 300 metres. Large blocks of oxidized mineralization after sulphide were noted at one adit. Despite a strong sense of fracture-control, mineralization occurs within a set interval of dolomites (50 to 80 metres thick) that may be traced a further 1,000 metres north onto the wholly-owned Titimina property where the Alpha and Beta Zinc prospects are located.

| Showing | % Zinc | % Lead | Silver (g/t) | Sample Length (metres) |
|---|---|---|---|---|
| **Alpha Zinc** | 4.84 | | - | 21.8 |
| | 4.27 | | - | 6 |
| | 16.20 | | - | 3 |
| | 7.57 | | - | 8 |
| **Beta Zinc** | 20.90 | 7.72 | - | 3 |
| | > 30.00 | 6.49 | - | 1.5 |

At Alpha Zinc, a central fault hosts a 20 - 30 metre wide zone of heavy smithsonite and hydrozincite that is flanked by bedding-parallel lenses of sparry dolomite with remnants of oxidized sphalerite extending 10 to 30 metres on either side. The Company previously announced (July 20, 2005) a chip sample result at Alpha grading 20.59% zinc and 35.6 g/t silver (1 oz/Ton) across 26.8 metres. This sample was collected across the central fault, 50 metres west of these current samples. Beta Zinc, located 300 metres south, comprises a series of steep zones of massive sphalerite and galena in calcite veins.

Sampling and detailed mapping of all these targets is continuing. Further work may result in some of these prospects being slated for drilling in the upcoming third phase of drilling at the La Nariz and Encantada gold zones.

Work at Tucumachay and Titimina is under the supervision of James Foster (P.Geo.) and Alvaro Fernandez-Baca (P.Geo.). Analytical services are provided for by ALS Chemex Laboratories in Lima, Peru and Vancouver, Canada. The technical information contained in this release has been reviewed by Jerry Blackwell (P.Geo.), a Qualified Person as defined in National Instrument 43-101.

The Titimina Project is owned 100% by Gitennes.

The Tucumachay Project is held under option from Inmet Mining Corporation. Gitennes may earn its 100% interest in the project by incurring additional expenditures of (approximately) US$ 600,000 before December 31, 2008. Once Gitennes has completed 12,000 metres of drilling Inmet may earn-back a 60% interest in Tucumachay by investing three times Gitennes' total project-related expenses to that point.

Sample plans, maps and photographs that accompany this news release are available at the Company's website www.gitennes.com , are available by e-mail or by contacting:

Jerry Blackwell
President


Tucumachay - Titimina
Silver, Zinc and Gold Targets
Alpha
Beta
Delta
N
Korimachay
Ushcumachay
Encantada
Pamela
Saturno
Greg
La Guapita
Cerro
Oeste
Sinkhole
Cliff
Leonardo
Leonardo Gold Project
Zinc Project
Stratigraphic Interval with Numerous Zinc Prospects
1000m


Saturno
3m @ 18.35 % Zn 10.15 % Pb 234gr/T Ag
6.5m @ 28.3 % Zn 2.56 % Pb 116gr/T Ag
4.2m @ 3.7 % Zn 3.38 % Pb 172.6gr/T Ag
15m @ 17.98 % Zn 1.47 % Pb 359gr/T Ag
N
Saturno Mapping
Adit
Pit
Dump
Foundation
Legend
2006 Samples
% Zinc
0.0 - 0.5
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
10.0 - 100.0
100m


Korimachay
10m @ 7.86 % Zn + 97.1 gr/T Ag
6m @ 4.87 % Zn + 2.8 gr/T Ag
6m @ 3.15 % Zn + 11.93 gr/T Ag
5m @ 155 gr/T Ag
N
Legend
2006 Samples
% Zinc
0.0 - 0.5
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
10.0 - 100.0
200m


Delta Zinc
2m @ 9.21 % Zn 90.7 gr/T Ag
13m @ 4.8 % Zn 96.7 gr/T Ag
1m @ >30 % Zn 692 gr/T Ag
2m @ 7.93 % Zn 99 gr/T Ag
9m @ 4.4 % Zn 69.2 gr/T Ag
4m @ 14.3 % Zn 1.5 % Pb 292.1 gr/T Ag
10m @ 13.6 % Zn 0.2 % Pb 104 gr/T Ag
N
Legend
2006 Samples
% Zinc
0.0 - 0.5
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
10.0 - 100.0
300m


Alpha Zinc
5m @ 9.45 % Zn
3m @ 3.5 % Zn
3m @ 16.2 % Zn
21.8m @ 4.83 % Zn
26.8m @ 20.59 % Zn
1.54m @ 4.27 % Zn
N
Legend
% Zinc
0.0 - 0.5
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
10.0 - 100.0
200m